UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

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Commission File Number: 001-39703

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Yatsen Holding Limited

Building 35, No. 2519 East Xingang Road

Haizhu District, Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adoption of 2022 Share Incentive Plan

The board of directors (the “Board”) of Yatsen Holding Limited (the “Company”) and the compensation committee of the Board have approved and authorized the adoption of the 2022 Share Incentive Plan (the “Plan”) effective on January 1, 2023. Under the Plan, the maximum aggregate number of ordinary shares of the Company (“Shares”) available for issuance is 1.5% of the total number of issued and outstanding Shares (on an as-converted fully-diluted basis) as of December 31, 2022, plus an annual increase by (i) (A) 1.5% of the total number of issued and outstanding Shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each of the first two fiscal years of the Company beginning January 1, 2024, and (B) 1.0% of the total number of issued and outstanding Shares (on an as-converted fully-diluted basis) as of the last day of the immediately preceding fiscal year for each subsequent fiscal year of the Company during the term of this Plan, or (ii) such fewer number of Shares as may be determined by the Board. The Plan will expire on the tenth anniversary of its effective date.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2022 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date:   December 30, 2022